Room 4561

November 8, 2006

Adele L. Mackintosh
Secretary
Alanco Technologies, Inc.
15575 North 83rd Way, Suite 3
Scottsdale, Arizona 85260

Re: Alanco Technologies, Inc.
          Preliminary Proxy Statement on Schedule 14A filed November 1, 2006
          Form 10-KSB for the year ended December June 30, 2006
          Form 8-K filed September 5, 2006
          File No. 0-09347

Dear Ms. Mackintosh:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. No further review of the filing has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 2, page 15

1.   You disclose that "[n]either the board of directors nor the Compensation/Administration Committee have estimated the number of Options to be granted to Employees and are expected to make this determination on a discretionary basis." Please revise to clarify that you have no plans proposals or arrangements to issue options pursuant to the 2006

stock option plan. To the extent that you know the benefits or amounts that will be received by or allocated to your employees, please revise your preliminary proxy statement to include the information required by Items 10(a)(2) and 10(b)(2)(ii) of Schedule 14A.

Proposal No. 3, page 16

2.   We direct your attention to the immediately preceding comment. Similar disclosure should be provided as it relates to Proposal No. 3 and your 2006 directors and officers stock option plan. Also, your disclosure should be revised to disclose all of the information required by Item 10 of Schedule 14A. For example, but without limitation, it does not appear that your preliminary proxy statement contains the information required by Item 10(a) of Schedule 14A.

Proposal No. 4, page 16

3.   Please confirm that all disclosure required pursuant to Item 11 of Schedule 14A has been afforded with respect to this proposal. Please further provide us your analysis as to your disclosure requirements pursuant to Item 11(e). Please see the Instructions to Item 13 of Schedule 14A for additional guidance.

Proposal No. 5, page 17

4.   Notwithstanding your disclosure that this proposal seeking shareholder approval for shares of Class A common stock to be issued as consideration for your acquisition of StarTrak Systems is not seeking approval for the acquisition, it appears that such approval is necessary to pay the outstanding obligation for your acquisition of StarTrak Systems in shares of your common stock rather than cash. Pursuant to Note A to Schedule 14A, it accordingly appears that this proposal also operates to authorize your acquisition of StarTrak Systems using your capital stock as consideration rather than cash. Please revise your disclosure to properly characterize this proposal in light of the foregoing. In this regard, disclose all of the information required by Item 14 of Schedule 14A, including the financial statements required by Item 14(b) and (c). Please revise your disclosure or advise us otherwise.

5.   Your disclosure on page 18 states that if the proposal is not approved, then you may seek other equity issuances in order to raise the necessary funds to meet your cash obligation as a result of the acquisition of StarTrak Systems. Please note that if such equity issuances otherwise require shareholder approval, then the above comment appears equally applicable with respect to such proposal. Please confirm your understanding of the foregoing or advise us otherwise.

Information Incorporated by Reference

6.   Please advise us of the reason(s) for your incorporation by reference of certain filings into your proxy statement. Please see Note D to Schedule 14A for additional guidance. In this regard, it does not appear that the reports incorporated by reference have been incorporated in a manner permitted by the items of Schedule 14A.

Form 10-KSB for the Year Ended June 30, 2006

7.   We note our comment 19 of our letter dated November 3, 2006 relating to your Form S-3 filed on October 6, 2006 as well as comment 6 of our letter dated December 6, 2005 which related to your controls and procedure disclosure in your Form 10-KSB for the year ended December 31, 2005. We reissue our comments. Your disclosure with respect to your disclosure controls and procedures does not conform to the requirements of Rule 15d-15 under the Exchange Act and Item 307 of Regulation S-B. We note your discussion of "various evaluations" of your disclosure controls and procedures "some of which occurred during the 90 days prior to the filing" in which your officers "believe[d] that these controls and procedures [to be] effective" but only to the extent of "ensur[ing] that [you are] able to collect, process and disclose the information [you are] required to disclose." Pursuant to Rule 15d-15(b) and Item 307, your officers must perform an evaluation of your disclosure controls and procedures as of the end of each fiscal quarter. In addition, your officers must determine whether such disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Accordingly, please revise to disclose whether your officers determined your disclosure controls and procedures, as defined pursuant to Rule 15d-15(e), to be effective as of June 30, 2006. Please also confirm to us that you will consider this comment in preparing future periodic reports.

8.   We note our comment 19 of our letter dated November 3, 2006 relating to your Form S-3 filed on October 6, 2006 as well as our comment 7 of our letter dated December 6, 2005 which related to your controls and procedure disclosure in your Form 10-KSB for the year ended December 31, 2005. We reissue our comments. Your definition for "internal controls" differs from the definition for internal control over financial reporting that is set forth in Rule 15d-15(f) under the Exchange Act. Please revise to confirm whether your internal control over financial reporting conforms to the definition set forth in Rule 15d-15(f). We also note your disclosure that "[s]ince the date of the most recent evaluation…there have been no significant changes in such controls or in other factors that could have significantly affected those controls." Please note that Item 308(c) of

Regulation S-B requires the disclosure of any change in your internal control over financial reporting that occurred during your "last fiscal quarter" that has "materially affected, or is reasonably likely to materially affect," your internal control over financial reporting. Please <u>revise</u> to provide the necessary disclosure pursuant to Item 308(c). Please also confirm to us that you will consider this comment in preparing future periodic reports.

Form 8-K filed September 5, 2006

9.   With respect to your acquisition of StarTrak Systems, it does not appear that interim financial statement pursuant to Item 310(c)(3)(i) of Regulation S-B nor pro forma information pursuant to Item 310(d) of Regulation S-B has been provided. Please revise or otherwise advise.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Jeff Werbitt at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director